

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 15, 2009

Mr. Ronald Davis
President and Director
Bella Viaggio, Inc.
2120 58th Avenue, Suite 107
Vero Beach, Florida 32966

Re: Bella Viaggio, Inc.
Item 4.02 Form 8-K
Filed: April 13, 2009
File #: 0-53450

Dear Mr. Davis:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K
Item 4.02

1.   Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to identify the specific line-items affected. Quantify the amount of the errors you have discovered to date that resulted in your

determination that your financial statements filed for the periods ending March 31, June 30, and September 30, 2008 should no longer be relied upon. Clarify whether or not your audited financial statements for the year ended December 31, 2007 require correction.

2. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

* * * *

As appropriate, please file your supplemental response via EDGAR within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

                        Sincerely,

                        Robert S. Littlepage
                        Accountant Branch Chief